UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               GLOBAL ENERGY INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   37932B 10 0
                                 (CUSIP Number)

    CRAIG A. STONER, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  APRIL 5, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37932B 10 0                                                PAGE 2 OF 6

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAMES OF REPORTING PERSONS                   NICK DEMARE

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       CANADA
--------------------------------------------------------------------------------

  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   -0-
  BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      -0-
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-

--------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       -0-

--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                    [ ]
--------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0.0%

--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7             2 OF 6
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 37932B 10 0                                                PAGE 3 OF 6

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAMES OF REPORTING PERSONS        DNG CAPITAL CORP. (USA)

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only) 84-1251294
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       WC
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       COLORADO
--------------------------------------------------------------------------------

  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   -0-
  BY EACH REPORTING
     PERSON WITH

                      ----------------------------------------------------------

                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------

                                     9                SOLE DISPOSITIVE POWER
                                                      -0-

                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       -0-

--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                   [ ]
--------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0.0%

--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              3 OF 6
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 37932B 10 0                                                PAGE 4 OF 6



ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of Global Energy Inc. (the "Issuer"), par value $0.001. The address of the principal executive office of the Issuer is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 CANADA.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Nick DeMare and DNG Capital Corp. (USA), Colorado corporation ("DNG"), which is indirectly wholly-owed by Mr. DeMare. Mr. DeMare's business address, and the address of DNG's principal office, is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 CANADA.

DNG's principal business is primarily as a holding company for various investments.


Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd. ("Chase"), a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Chase's address is #1305 - 1090 West Georgia Street, Vancouver,
British Columbia, V6E 3V7 CANADA. Mr. DeMare is also the sole officer and director of DNG and an officer and director of the Issuer.


During the last five years, Mr. DeMare has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

During the last five years, DNG has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mr. DeMare is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective December 3, 2002, Mr. DeMare, through DNG, acquired a total 1,712,500 shares of the Issuer's common stock for an aggregate purchase price of approximately $100.25. Mr. DeMare acquired 1,462,500 shares from Georgios Polyhronopoulos for approximately $87.75 and 250,000 shares from Larry Richardson for approximately $12.50. DNG purchased the shares for cash from its working capital.


Effective April 5, 2005, Mr. DeMare, though DNG, sold 1,712,500 shares of the Issuer's common stock beneficially owned by Mr. DeMare, to Ultimedia Sales Inc. (428,125 shares), Mirelis InvesTrust SA (428,125 shares), Altshuler Shaham (428,125 shares), Rolfe Investment Ltd. (328,125 shares), Zonbit Ltd. (50,000 shares) and Ariel Malik (50,000 shares). Mr. DeMare sold the shares in a private transaction at a price of $0.15 per share, for an aggregate of $350,000.


ITEM 4.  PURPOSE OF TRANSACTION.


As of April 13, 2005, Mr. DeMare and DNG did not hold any shares of the Issuer's common stock. None of Mr. DeMare, DNG, nor any persons or entities controlled by Mr. DeMare or DNG, and if applicable, their directors, executive officers, trustees, and control persons, have any other present plans or proposals which relate to or would result in:

CUSIP NO. 37932B 10 0                                                PAGE 5 OF 6




(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;



(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;



(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;



(d) except for the appointment of Christopher S. Kape to the Issuer's board of directors, the appointment of Mr. Kape as the President and Chief Executive Officer of the Issuer and the resignation of Dean Rogers from the Issuer's board of directors, any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; however, Mr. DeMare may resign from the Issuer's board of directors and/or may resign as an officer of the Issuer;


(e) any material change in the present capitalization or dividend policy of the Issuer;


(f) except for seeking new business opportunities for the Issuer, any other material change in the Issuer's business or corporate structure;


(g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      any action similar to any of those enumerated above.


Notwithstanding the foregoing, Mr. DeMare and DNG reserve the right to change their intentions with respect to any or all of such matters.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


(a) As of April 13, 2005, Mr. DeMare and DNG did not own any shares of the Issuer.



(b) As of April 13, 2005, Mr. DeMare and DNG did not have or share the power to vote or direct the vote or the power to dispose or direct the disposition of any shares of the Issuer's stock.



(c) During the sixty-day period preceding the filing of this Schedule 13D, neither Mr. DeMare nor DNG had any transactions in the Issuer's common stock except as set forth in Item 3 above.



(d) As of April 13, 2005, Mr. DeMare and DNG did not beneficially own any shares of the Issuer's common stock, therefore, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. DeMare and DNG.



(e) Effective April 5, 2005, Mr. DeMare and DNG ceased to be the beneficial owners of more than five percent of the outstanding common stock of the Issuer.

CUSIP NO. 37932B 10 0                                                PAGE 6 OF 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


Pursuant to an Affiliate Stock Purchase Agreement dated April 5, 2005, DNG sold 1,712,500 shares of the Issuer's common stock to Ultimedia Sales Inc. (428,125 shares), Mirelis InvesTrust SA (428,125 shares), Altshuler Shaham (428,125 shares), Rolfe Investment Ltd. (328,125 shares), Zonbit Ltd. (50,000 shares) and Ariel Malik (50,000 shares). The shares were sold in a private transaction at a price of $0.15 per share, for an aggregate of $350,000. In connection with the Affiliate Stock Purchase Agreement, Mr. DeMare executed a Certificate relating to the representations and warrants of DNG in the Affiliate Stock Purchase Agreement and agreed to indemnify the purchasers against certain liabilities.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


1. Form of Affiliate Stock Purchase Agreement dated April 5, 2005.
2. Certificate of Nick DeMare dated April 5, 2005.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DNG CAPITAL CORP. (USA)



April 13, 2005                            /s/ NICK DEMARE
                                          --------------------------------------
                                          Nick DeMare, President





April 13, 2005                            /s/ NICK DEMARE
                                          --------------------------------------
                                          Nick DeMare

                       AFFILIATE STOCK PURCHASE AGREEMENT


         This Affiliate Stock Purchase Agreement (this "Agreement"), is made as of April 5, 2005, by and between DNG Capital Corp. (USA), a corporation with an address at 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 (the "Seller") and the purchasers listed on Schedule "A" hereto, each of which is referred to herein as a "Purchaser" and collectively as the "Purchasers".

                                    RECITALS

         WHEREAS, the Seller is the owner of 1,712,500 restricted shares of common stock, of Global Energy Inc., a Nevada corporation (the "Company"); and

         WHEREAS, the Seller proposes to sell to each Purchaser the amount of restricted shares of common stock specified next to such Purchaser's name in Schedule "A" hereto (the "Purchased Shares"), on the terms set forth herein.

In consideration of the premises, representations, warranties and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.       PURCHASE AND SALE

1.1 The Seller hereby agrees to sell, assign, transfer and deliver to each Purchaser, and each Purchaser hereby agrees to purchase from the Seller, the Purchased Shares at a purchase price per share of US $0.15 for an aggregate purchase price of US $350,000(the "Purchase Price") payable on the Closing Date (as defined below).

1.2 The closing of the purchase and sale of the Purchased Shares (the "Closing") shall take place on the date hereof (the "Closing Date"), or such other date as mutually agreed to by the parties hereto.

2.       REPRESENTATIONS AND WARRANTIES OF THE SELLER

2.1 The Seller warrants, covenants and represents to each Purchaser with the intention of inducing each Purchaser to enter into this Agreement that:

         (a) immediately prior to and at the Closing, the Seller shall be the legal and beneficial owner of the Purchased Shares and on the Closing Date, the Seller shall transfer to each Purchaser the Purchased Shares free and clear of all liens, restrictions, covenants or adverse claims of any kind or character;

         (b) the Seller has the legal power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by the Seller hereunder and to consummate the transactions contemplated hereby; and

         (c) the Seller is, or has been during the past ninety (90) days, an officer, director, 10% or greater shareholder or "affiliate" of the Company, as that term is defined in Rule 144 promulgated under the United States Securities Act of 1933, as amended (the "Securities Act");

         (d) the Seller is not indebted to the Company and the Company is not indebted to the Seller;


D/AZS/686874.2

         (e) the Seller does not now, nor will it prior to or on the Closing Date, own, either directly or indirectly, or exercise direction or control over any common shares of the Company other than the Purchased Shares;

         (f) the authorized capital of the Company consists of 25,000,000 common shares, par value $0.001 per share, of which a total of 4,650,000 common shares have been validly issued, are outstanding and are fully paid and non-assessable;

         (g) no person, firm or corporation has any right, agreement, warrant or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option to require the Company to issue any shares in its capital or to convert any securities of the Company or of any other company into shares in the capital of the Company;

         (h) to the best of the Seller's knowledge, information and belief the Company has no liability, due or accruing, contingent or absolute, and is not directly or indirectly subject to any guarantee, indemnity or other contingent or indirect obligation with respect to the obligation of any other person or company not shown or reflected in the Company's most recent audited financial statements (the "Financial Statements") filed on Edgar and/or in Schedule B hereto, which will be paid out of cash on hand and future oil revenues;

         (i) the Company does not beneficially own, directly or indirectly, shares in any other corporate entity; and

         (j) to the best of the Seller's knowledge, information and belief there are no claims threatened or against or affecting the Company nor are there any actions, suits, judgments, proceedings or investigations pending or, threatened against or affecting the Company, at law or in equity, before or by any Court, administrative agency or other tribunal or any governmental authority or any legal basis for same.

3.       REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

3.1      Each  Purchaser   represents  and  warrants  to  the  Seller  that each
         Purchaser:

         (a)      has the legal power and  authority to execute and deliver this
                  Agreement   and  to   consummate   the   transactions   hereby
                  contemplated;

         (b) understands and agrees that offers and sales of any of the Purchased Shares prior to the expiration of a period of one year after the date of completion of the transfer of the Purchased Shares (the "Restricted Period") as contemplated in this Agreement shall only be made in compliance with the safe harbor provisions set forth in Regulation S, or pursuant to the registration provisions of the Securities Act or pursuant to an exemption therefrom, and that all offers and sales after the Restricted Period shall be made only in compliance with the registration provisions of the Securities Act or an exemption therefrom; and

         (c) is acquiring the Purchased Shares as principal for its own account, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in the Purchased Shares.

D/AZS/686874.2

4.       INDEMNIFICATION

4.1 The Seller hereby agrees to indemnify and hold harmless the Purchasers and the Company against any losses, claims, damages or liabilities to which the Seller or the Company may become subject insofar as such losses, claims, damages or liabilities arise out of or are based upon taxes, real property leases or equipment leases payable by or for which the Company has the primary liability; and in particular, any misrepresentation of the Seller as contained herein. Damages of the Purchasers are not limited to the amount of the Seller received hereunder but will include each Purchaser's or Company's actual cost of any claim and full costs of negotiations and for defence.

5.       MISCELLANEOUS

5.1 The parties hereto acknowledge that they have obtained independent legal advice with respect to this Agreement and acknowledge that they fully understand the provisions of this Agreement.

5.2 Unless otherwise provided, all dollar amounts referred to in this Agreement are in United States dollars.

5.3 There are no representations, warranties, collateral agreements, or conditions except as herein specified.

5.4 This Agreement will be governed by and construed in accordance with the law of the Province of British Columbia.

5.5 If any covenant or other provision of this Agreement is invalid, illegal, or incapable of being enforced by reason of any rule of law or public policy, then such covenant or other provision will be severed from and will not affect any other covenant or other provision of this Agreement, and this Agreement will be construed as if such invalid, illegal, or unenforceable covenant or provision had never been contained in this Agreement. All other covenants and provisions of this Agreement will, nevertheless, remain in full force and effect and no covenant or provision will be deemed dependent upon any other covenant or provision unless so expressed herein.

5.6 This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

5.7 Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date set forth on page one of this Agreement.

Each of the parties hereto has executed this Agreement to be effective as of the day and year first above written.

DNG CAPITAL CORP. (USA)

By:
   ------------------------------------

        Nick DeMare




D/AZS/686874.2

                                   SCHEDULE A

                               LIST OF PURCHASERS


-------------------------------------------------------------------------------------------------------------------

               PURCHASER                  NUMBER OF RESTRICTED                   SIGNATURE OF PURCHASER
                                          COMMON SHARES OF THE
                                          PURCHASER
-------------------------------------------------------------------------------------------------------------------
Ultimedia Sales Inc.                      428,125
-------------------------------------------------------------------------------------------------------------------

Mirelis InvesTrust SA                     428,125
-------------------------------------------------------------------------------------------------------------------

Altshuler Shaham                          428,125
-------------------------------------------------------------------------------------------------------------------

Rolfe Investment Ltd.                     328,125
-------------------------------------------------------------------------------------------------------------------

Zonbit Ltd.                                50,000
-------------------------------------------------------------------------------------------------------------------

Ariel Malik                               50,000
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------


D/AZS/686874.2

                                  SCHEDULE B
                   LIST OF GLOBAL PAYABLES AS OF APRIL 5, 2005

       ------------------------------------------------------------------------------------------------------
                         Roxbury Capital                                         $11,250

       ------------------------------------------------------------------------------------------------------
                         Qwest Holdings                                          $11,250

       ------------------------------------------------------------------------------------------------------
                        Chase Management                      All billings through February 28, 2005 paid.
                                                                   Subsequently billings not yet known
       ------------------------------------------------------------------------------------------------------
                     Anticipated audit costs                             $5,100 (not yet billed)

       ------------------------------------------------------------------------------------------------------
                           Legal fees                         All billings through February 28, 2005 paid.
                                                                       Subsequently billings not yet known
       ------------------------------------------------------------------------------------------------------

       ------------------------------------------------------------------------------------------------------







D/AZS/686874.2

                                   CERTIFICATE



I, Nick Demare, as principal of DNG Capital Corp. (USA) ("DNG"), in consideration of the Purchasers paying the Purchase Price to DNG under the Affiliate Stock Purchase Agreement dated April 5, 2005 (the "Agreement"), hereby certify that the representations and warranties of DNG set forth in Subsections 2.1(g), 2.1(h) and 2.1(j) of the Agreement are true and correct in all material respects as at the Closing Date and I agree to indemnify and hold harmless the Purchasers and Global Energy Inc. (the "Company") against any costs, losses, claims, damages or liabilities to which the Purchasers or the Company may become subject insofar as such costs, losses, claims, damages or liabilities arise out of or are based upon any misrepresentation of DNG contained therein.

Capitalized terms used in this Certificate which are not defined herein will have the same meaning as given them in the Agreement.

Dated:  April 5, 2005



SIGNED, SEALED and DELIVERED by          )
NICK DEMARE in the Presence of:          )
/s/Scott Emerson                         )
-------------------------------          )
Signature                                )
SCOTT EMERSON                            ) /s/Nick DeMare
-------------------------------          ) --------------------------------
Print Name                               )   NICK DEMARE
1400 - 1166 Alberni St.                  )
-------------------------------          )
Address                                  )
Vancouver, BC V6E 3Z3                    )
-------------------------------          )
BUSINESSMAN                              )
-------------------------------          )
Occupation                               )